Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

DATE OF BOARD MEETING

The board of directors (the “Board”) of ZTO Express (Cayman) Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, March 18, 2025 (Beijing time) for the purpose of, among others, approving (i) the Company’s unaudited financial results for the fourth quarter ended December 31, 2024 and its publication; and (ii) the Company’s unaudited annual results for the fiscal year ended December 31, 2024 and its publication.

The Company will release its unaudited financial results for the fourth quarter ended December 31, 2024 and its unaudited annual results for the fiscal year ended December 31, 2024 on Wednesday, March 19, 2025 (Beijing time), before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company’s management team will host an earnings conference call at 8:30 P.M. on Tuesday, March 18, 2025 (U.S. Eastern Time), which is 8:30 A.M. on Wednesday, March 19, 2025 (Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963976
Singapore:	800-120-5863
Mainland China:	4001-206115
International:	1-412-317-6061
Passcode:	9429827

A replay of the earnings conference call may be accessible through Tuesday, March 25, 2025 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Passcode:	8404611

A live and archived webcast of the earnings conference call will also be available at the Company’s investor relations website at http://zto.investorroom.com.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, February 25, 2025

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

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